

January 12, 2012

<u>Via E-mail</u>
Ronald B. Freeman
Vice President-Finance
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

  Re: **Ingles Markets, Incorporated**
      Form 10-K for the Fiscal Year Ended September 24, 2011
      Filed December 2, 2011
      File No. 000-14706

Dear Mr. Freeman:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies, page 21

1. We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please expand your discussion to indicate how accurate your estimates have been in the past and whether they are likely to change in the future. See Item V of SEC Release Nos. 33-8350/34-48960. Also, please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements.

Ronald B. Freeman
Ingles Markets, Incorporated
January 12, 2012
Page 2

Item 9A. Controls and Procedures, page 36

2. Please tell us if you considered whether or not your original disclosures in management's annual report on internal controls over financial reporting continue to be appropriate in light of the restatement of previously reported consolidated financial statements disclosed beginning on page 50 as well as whether you reevaluated the appropriateness of your prior disclosures regarding the effectiveness of your disclosure controls and procedures. Please revise to supplement your disclosure with any necessary revisions.

Financial Statements and Notes

Note 5. Supplementary Balance Sheet Information, page 56

3. Refer to the Other Long-Term Liabilities table. Please tell us and disclose the nature of the line item "Non-qualified investment plan liability" within the other long-term liabilities total.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief